UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41754

SHARKNINJA, INC.
(Translation of registrant’s name into English)

89 A Street
Needham, MA 02494
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  Form 40-F

EXPLANATORY NOTE

On June 20, 2025, SharkNinja, Inc. (the “Company”) held its 2025 Annual General Meeting of Shareholders (the “Annual Meeting”) at 89 A St. Needham, MA 02494 and virtually at: www.virtualshareholdermeeting.com/SN2025. On April 28, 2025 (the “Record Date”), the record date for the Annual Meeting, there were 141,041,197 of the Company’s Ordinary Shares issued and outstanding and entitled to vote at the Annual Meeting. 119,722,726 Ordinary Shares, which represented 84.88% of the votes of the issued and outstanding Ordinary Shares, were present, in person, virtually, or by proxy, at the Annual Meeting. Two items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders.

1. Shareholders re-appointed all of the seven nominees for directors, in each case to hold office in accordance with the Company’s Amended and Restated Memorandum and Articles of Association. The voting results were as follows:

	FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
Mark Barrocas	119,183,637	480,691	58,398	0
Kathryn J. Barton	119,295,863	368,965	57,898	0
Peter Feld	118,587,154	1,077,062	58,510	0
Chi Kin Max Hui	115,726,176	3,632,712	363,838	0
Dennis Paul	119,177,377	486,549	58,800	0
Barney Tianhao Wang	112,818,753	6,845,958	58,015	0
Timothy R. Warner	119,158,955	200,899	362,872	0

2. Shareholders ratified the appointment of Ernst & Young LLP as the independent registered accounting firm of the Company for the fiscal year ending December 31, 2025. The voting results were as follows:

FOR	AGAINST	ABSTAIN
119,358,369	349,895	14,462

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARKNINJA, INC.

	By:	/s/ Pedro J. Lopez-Baldrich
Date: June 20, 2025		Name: Pedro J. Lopez-Baldrich
Title: Chief Legal Officer